Exhibit (a)(2)(A)

January 4, 2007

Dear NetManage Stockholder:

As you may already be aware, Riley Acquisition LLC (“Riley”), a Delaware limited liability company and a wholly owned subsidiary of Riley Investment Partners, L.P. (formerly known as SACC Partners, LP), has commenced an unsolicited partial tender offer (the “Offer”) to purchase up to 1,296,890 shares of common stock, par value $0.01 per share, of NetManage, Inc. (together with the associated purchase right, the “NetManage Common Stock”) at a purchase price of $5.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Riley’s Offer to Purchase, dated December 20, 2006 (the “Offer to Purchase”), and other tender offer documents that you have likely received directly from Riley.

We are required under the rules of the Securities and Exchange Commission to inform you of our position, if any, with respect to the Offer. In that regard, we hereby inform you that the Board of Directors of NetManage is expressing no opinion to NetManage stockholders and is remaining neutral with respect to the Offer.

The Board of Directors has determined that a NetManage stockholder’s decision on whether or not to tender shares of NetManage Common Stock in the Offer and, if so, how many shares of NetManage Common Stock to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. In arriving at this position, the Board of Directors of NetManage gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that is enclosed with this letter and has been filed with the Securities and Exchange Commission. Those factors included, among others: the offer price relative to the market price for shares of NetManage Common Stock; NetManage’s operating and financial condition and the risks and uncertainties related thereto; discussions of alternative strategic transactions that have recently taken place with several parties; the ability of each stockholder to make an independent judgment of whether to maintain, reduce or eliminate its interest in NetManage based on all of the available information; and the effects of a successful or unsuccessful tender offer by Riley on NetManage. To NetManage’s knowledge, none of NetManage’s directors or executive officers currently intend to tender their shares of NetManage Common Stock in the Offer.

The Board of Directors urges each NetManage stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the offer price in light of the stockholder’s own investment objectives, the stockholder’s views as to NetManage’s prospects and outlook, the factors considered by the Board of Directors as described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 and any other factors that the stockholder deems relevant to its investment decision. The Board of Directors also urges each NetManage stockholder to consult with its financial and tax advisors regarding the Offer. Finally, we urge you to read the enclosed materials carefully, as well as the Offer to Purchase and the other Offer materials, prior to making any decision regarding the Offer.

The Board of Directors and management of NetManage are committed to enhancing stockholder value for all NetManage stockholders and will continue to work toward this goal.

Very truly yours,

Zvi Alon

Chairman of the Board of Directors,

Chief Executive Officer & President